Securities and Exchange Commission
                     Washington, D. C.  20549

                         _______________

                            Form 10-SB
                          ______________


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


             INTERACTIVE MARKETING TECHNOLOGY, INC.
               (Name of registrant in its charter)


             NEVADA                             22-3617931
(State of incorporation)              (I.R.S. Employer Identification No.)


             3575 Cahuenga Boulevard West, Suite 390
                   Hollywood, California 90680
                          (323) 874-4484

(Address and telephone number of principal executive offices and principal place of business)




Securities registered pursuant to Section 12(b) of the Act:

                               None
                         ________________

Securities registered pursuant to Section 12(g) of the Act:

                  Common Stock, par value $.001
                  -----------------------------
                       Title of each class

                        Table of Contents


                              PART I

Item 1: Description of Business..........................................3
Item 2: Management's Discussion and Analysis or Plan of Operation........9
Item 3: Description of Property..........................................11
Item 4: Security Ownership of Certain Beneficial Owners and Management...11
Item 5: Directors, Executive Officers, Promoters and Control Persons.....12
Item 6: Executive Compensation...........................................12
Item 7: Certain Relationships and Related Transactions...................13
Item 8: Description of Securities........................................13

                             PART II

Item 1: Market Price and Common Equity of Interactive Marketing
        and Other Shareholder Matters....................................13
Item 2: Legal Proceedings................................................14
Item 3: Changes in and Disagreements with Accountants  ..................14
Item 4: Recent Sales of Unregistered Securities .........................14
Item 5: Indemnification of Directors and Officers........................15

                             PART F/S

Index to Financial Statements............................................15

                             PART III

Item 1: Index to and Description of Exhibits ............................16


                                2

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                    FORWARD LOOKING STATEMENTS

     In this registration statement references to "Interactive Marketing," "we," "us," and "our" refer to Interactive Marketing Technology, Inc.

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Interactive Marketing's control. These factors include but are not limited to economic conditions generally and in the industries in which Interactive Marketing may participate; competition within Interactive Marketing's chosen industry, including competition from much larger competitors; technological advances and failure by Interactive Marketing to successfully develop business relationships.


                              PART I

                 ITEM 1: DESCRIPTION OF BUSINESS

Business Development

     Interactive Marketing was incorporated in the state of Nevada as Shur De Cor, Inc. on August 14, 1987. Shur De Cor never began commercial operations. In April of 1999 Shur De Cor completed a reverse merger with Interactive Marketing Technology, Inc., a New Jersey corporation ("Interactive New Jersey"). Interactive New Jersey was formed on April 21, 1998 and was engaged in the business of direct marketing of consumer products through its wholly owned subsidiary, IMT's Plumber, Inc., a New Jersey corporation ("IMT's Plumber"). To effect the merger, Shur De Cor issued 12,404,000 common shares of restricted stock to the twenty-two shareholders of Interactive New Jersey in exchange for all of the issued and outstanding stock of Interactive New Jersey.

     Pursuant to the merger agreement, Shur De Cor was the surviving corporation and changed its name to Interactive Marketing Technology, Inc., the directors and officers of Shur De Cor resigned and the management of Interactive New Jersey filled the vacancies, Interactive Marketing increased its authorized capital stock from 20,000,000 to 60,000,000 common shares and the former shareholders of Interactive New Jersey obtained 50% of Interactive Marketing's total voting power at that time. (See, "Part 1, Item II:
Managements' Discussion & Analysis -  Reverse Merger Treatment," below.)

     Our short operating history and operating losses raise substantial doubt about our ability to continue as a going concern. This fact is reported by our independent auditor Moore Stephens, P.C.

Business

     Interactive Marketing is engaged in the direct marketing of proprietary consumer products in the United States and worldwide. We facilitate the design and manufacture of products and develop market strategies for such products. Our goal is to generate awareness of new and better products for the home and family and initiate consumer brand recognition of our products in the marketplace. When appropriate, we may contract with well-known personalities to serve as spokespersons for a product to increase that product's credibility and marketability. We manage all phases of our direct marketing programs and retail marketing for the products we sell, including:

   *   Product selection, testing and development
   *   Securing all necessary or appropriate rights to the product
   *   Supervision of the manufacturing process, quality control and packaging
   *   Production and broadcast of infomercials and commercials
   *   In-bound telemarketing, order fulfillment and customer service
   *   Print advertisements

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IMT's Plumber, Inc.

     In June 1998 Interactive New Jersey acquired exclusive rights to a product called The Plumbers Secret. (See, "Principle Products," below). In November of 1998, Interactive New Jersey, as licensor, entered into an agreement to assign the exclusive license to a yet to be formed New Jersey limited liability company which would have Interactive New Jersey's wholly owned subsidiary as a majority member. The other member of the limited liability company would be a entity formed by Bob Vila, a popular home-improvement expert.

     On February 4, 1999, the wholly owned subsidiary, IMT's Plumber, Inc., a New Jersey corporation and the limited liability company, The Plumber's
Secret, L.L.C., a New Jersey limited liability company, were formed.   IMT's
Plumber is a 50.01 % member of The Plumber's Secret, L.L.C. with Vila Enterprises, L.L.C. as the other member. The Plumber's Secret, L.L.C. operating agreement provides that all day-to-day management decisions of The Plumber's Secret L.L.C. are to be made by Interactive Marketing.

Product Development

     Interactive Marketing searches out independent third parties who have invented or patented a product that we believe can be marketed to the public or we may invent or patent a product. We attempt to develop new product ideas from a variety of sources including inventors, suppliers, trade shows, industry conferences and strategic alliances with manufacturing and consumer product companies. Initially, we evaluate the suitability of a product for television demonstration and explanation, the perceived value of the product to the consumer, we determine if an adequate supply of the product can be obtained and estimate the profitability of the product.

     Once we conclude that the product will be commercially viable we attempt to obtain the rights to the product. We then negotiate licensing arrangements with the third parties that own the patent or the rights to the product. Generally these licensing arrangements involve a combination of up-front advances and/or royalties payable based upon sales or profits of the product. We ordinarily seek exclusive worldwide rights to sell and to use all means of distribution. However, we may be unsuccessful in obtaining such broad rights and may acquire only limited rights. We have negotiated an exclusive license for The Plumbers Secret and are currently negotiating licensing arrangements for three other products: Putterball, EFL Fishing Lure and Tom House Physical Fitness. (See, "Recent Developments," below). We also are currently in preliminary negotiations for at least four additional proprietary products.

      Once we have obtained the rights to market a product we may decide to enhance the product to increase its marketability by changing the product itself or altering its trade name, packaging, etc. Depending on the product, we may place an order with a third party vendor to manufacture between 15,000 and 35,000 units. That amount is typically allocated for direct response television sales only. Prior to marketing a product for domestic retail we place another order with the manufacturer to cover the anticipated sales to the retail market. We use this procedure to ensure we and our retailers have enough lead-time to fill the demands for our products.

     During fiscal year 1998 we expended $18,000 for research and development for proprietary formulation but we have not recorded any research and development costs during fiscal year 1999. We expect to market products for home and business related to fitness, nutrition, pet care, health emergency, golf and fishing.

Sales and Marketing

     Once we obtain the rights to market a product, we develop what we believe will be the most effective marketing strategy. Strategies may include one or more of the following:

     *    Direct Response Television (transactional television programming
     *                             known as infomercials)
     *    Spot Buying (30 seconds to two minute commercial spots)
     *    Catalogs
     *    Direct mail
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     *    Direct Response print ads
     *    Television home-shopping programs
     *    Credit card statement inserts
     *    Membership programs
     *    Internet marketing
     *    Retail
     *    International Marketing
     *    Print advertising

     We attempt to structure a campaign for the product which most closely suits the product, its potential consumer and the profit margins associated with the product. We typically require two to eight weeks to develop the best approach for marketing a product. During this phase, we: (1) Evaluate the suitability of the product for direct marketing and retail; (2) Evaluate the perceived value of the product to consumers; (3) Determine whether an adequate and timely supply of the product can be obtained; and (4) Analyze whether the estimated profitability of the product satisfies our criteria.

     When we decide to bring a product to market, we may arrange for the production of a direct response television program ("infomercial") that can provide in-depth demonstration and/or explanations of our product. The duration of these productions may vary from one to sixty minutes. We attempt to present the product in an entertaining and informative manner, and may use a variety of program formats including live talk shows and paid live studio audience programs. Our infomercials are produced in-house or by independent production companies with experience in the infomercial field. We expect the production of an infomercial to take approximately ten (10) days up to three weeks to complete, at a cost typically ranging from $75,000 to $200,000 per infomercial. Additional costs may include fees paid to hosts and spokespersons.

     Following completion of the production of an infomercial, we may test the program in the United States in specific time slots on both national cable networks and targeted broadcast stations. If an infomercial achieves acceptable results in the market tests, we generally air it on a rapidly increasing schedule on cable networks and broadcast channels. Acceptable results means that we believe we will be able to sell sufficient amounts of the product to cover the expense of production and of the media time. During this initial phase, we may modify the creative presentation of the infomercial and/or the retail pricing, depending upon viewer response. In general, we expect to air each infomercial domestically at least four to ten months and we continue such infomercials for longer periods of time to support retail sales.

     An important part of our ability to successfully market products is access to media time. We do not have, and do not presently intend to have inventories of media time or long-term contracts with suppliers of media time for the broadcasting of infomercials. We believe that such inventories and long-term contracts impose a financial burden and risk which we are unwilling to accept. The lack of such inventories or long-term contracts causes us to pay for media time at the prevailing rates at the time the infomercial is aired. However, when a product tests successfully, media time can be purchased in bulk, which provides a 40-60% cost savings. We have paid approximately $150,000 for media time for the period from June 1999 through November 30, 1999.

     Our infomercials periodically display an "800" telephone number and our Web site, www.shopimt.com, on the television screen during the broadcast which a customer can call or visit to order a product. We contract with third-party vendors to provide in-bound telemarketing for a fee based principally on the number of telephone calls answered. In-bound telemarketers electronically transmit orders to our third-party vendors where the product is packaged and shipped. In the future we expect the in-bound telemarketer to promote, "up-sell," complementary and/or additional products related to the product from which the inquiry is received. Such sales efforts will be orchestrated by our marketing personnel who will script the sales approaches for the telemarketing personnel.

     We believe that an opportunity exists for the retailing of our consumer products on the Internet. By directly offering products through our own Web site, we interact with customers in real-time and are able to frequently adjust the product mix, pricing and visual presentation. In addition, we can more easily obtain extensive

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demographic and behavioral data about our customers, provide them with greater direct marketing opportunities and offer a more personalized shopping experience. Also, the Internet provides the convenience of home shopping and 24-hour-a-day, seven-days-a-week operation, available to any location, foreign and domestic, that has access to the Internet. In December of 1999 we agreed to link our Web site with Bob Vila's Web site, www.BobVila.com which is an interactive site specializing in home improvements. We also intend to create links with hundreds of Web sites to promote and sell our products.

Principal Products

     The Plumbers Secret. In June 1998, Interactive New Jersey entered into a licensing agreement with A 2000 USA, Inc., licensor, and Robert and John Miller, as inventors, for the exclusive right to manufacture and or produce, advertise, promote, market or sell worldwide The Plumbers Secret. Interactive Marketing agreed to pay A2000 USA a royalty per unit for a period of one year. $20,000 was paid to the A 2000 USA upon execution of the agreement and an additional $30,000 was paid after successful test marketing

     The Plumbers Secret is a simple plumbing device that is packaged in its own plastic toolbox-like carry case and can be used up to twelve times for clearing any clogged drain in a home. The product retails for $39.95 and has a shelf life of ten years. The case holds a canister, pistol grip extension, and three adapters which connect to tubs, sinks, toilets, showers, garbage disposals and removable and non-removable grates. The pressurized canister releases a patented non-toxic, non-corrosive enzymatic formula that expands 200 times its mass when introduced to water. The aerosol delivery system propels the standing water through the clog.

      We have produced one and two minute spots with Bob Vila, the former host of the television series "This Old House", as the spokesperson for The Plumbers Secret. The infomercial began airing in July of 1999 and was released as part of Apple Computer's QuickTime 4 digital video and streaming media at the Macworld Expo/NY '99 show. In August of 1999 The Shopping Channel in Canada and tSc Direct, an Internet site, agreed to market The Plumber's Secret on Canadian Home Shopping. The Canadian Home Shopping Channel is similar to the QVC Network in the United States. The Plumber's Secret infomercial is broadcast throughout English speaking Canada and on the tSc Direct Internet site located at www.tsc.ca.

     We have also expanded into retail markets with The Plumbers Secret. In December of 1999 we filled product orders with Bed Bath & Beyond, Inc., QVC and Kmart Corporation. As of December 31, 1999 there has been approximately $990,000 in sales of this product. We believe that The Plumbers Secret will become a common retail product.

Principal Suppliers

     Production needs for our products are provided by third party vendors or in-house. We contact several vendors until we find the combination of quality manufacturing for a reasonable price. We consistently search for new suppliers to insure that we and our customers are always assured the best product. We currently rely on four vendors to supply the parts for The Plumbers Secret. Accra Pac Group located in Indiana supplies the pressurized cans filled with the non-toxic formula. Blow Molded Products located in California supplies the plastic case, cap, handles and adapters. Hawthorne Rubber located in New Jersey supplies the large flange adaptor. GM Packaging located in California provides the shipping boxes. We have not entered into formal long-term written agreements with these suppliers.

     We monitor the availability of our products and promptly adjust our direct marketing campaign if and when a product cannot be adequately supplied. However, such adjustment may not always be possible in the short term. Management believes the loss of one or more of these vendors should not result in a material adverse affect on our operations because we use a secondary vendor for smaller quantities which allows us to replace the primary vendor within 30-45 days.
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Distribution

     We rely on third parties to distribute our products. Sales from direct response television and Internet sales are handled by our North American order fulfillment center, PDS, located in Pacoima, California. This facility receives merchandise from manufacturers, inspects merchandise for damage or defects, stores product for later delivery, assembles the product as required, packages and ships the products and processes customer returns. We use bulk shippers to deliver products to customers in the United States. In certain instances, the manufacturer of the product ships orders directly to the customer.

     Each customer is charged a shipping and handling fee, which varies by product. The majority of customer payments are made by credit card over the telephone, with the remainder paid by check. No product is shipped C.O.D. and we will not ship a product until payment has been received and cleared.

     In addition to direct response television we rely on our President, Sandy Lang, Johnny Bench, Leisure Marketing and 20 independent sales representatives to market our products. We recently entered into an agreement with Leisure Marketing to market our products. Leisure Marketing has had twenty-five years experience with direct response television sales. We currently have engaged fourteen domestic independent distributors who intend to solicit ninety major retail organizations in the home center, hardware, farm and fleet and maintenance supply centers. Sales to our independent distributors are at a fixed price and all sales are final with no guaranteed sales provisions. In July of 1999 we began development of an international retail and independent distributor network. We currently have established ten independent distributors who will begin marketing our products within the next 60 days.
We anticipate that we will engage independent distributors in various foreign countries around the world to market our products.

Competition

     We have been in our market for a short period of time and compete directly with many other companies, large and small, which generate revenue from direct marketing, wholesale/retail and Internet commerce activities. We also compete with consumer products companies and retailers which have substantially greater financial, marketing and other resources. Some of these companies presently conduct, or indicate their intent to conduct, direct response marketing. Products similar to our products may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising catalogs and the Internet.

     The Plumbers Secret competes directly with two products available in the marketplace today that purport to do what our product does. They are called Power Plumber and Air Force and sell for 30% less than The Plumbers Secret.
We compete with these products by using direct response television advertising blitzes which provide the customer with the convenience of ordering by phone or mail and a 100% money-back guarantee. Also, we use a non-corrosive, non-toxic formula in our product where the others use corrosive chemicals.
Our packaging is constructed of sturdy plastic parts where the other products use cardboard. Finally, the endorsement of nationally known home improvement expert, Bob Vila, improves The Plumbers Secret credibility and marketability.

Recent Developments

     The following discussions involve forward looking statements regarding our product developments that involve substantial risks and uncertainties. We cannot assure that we will be able to finalize licensing agreements for these products, or that the products will prove to be marketable or successful.

     Putterball. In November of 1999 we entered into a letter of intent to develop and market the Putterball. The Putterball is a putting practice device fashioned with a steel golf ball-like attachment in place of the normal putter blade. The device does not tolerate error and assists a player to learn his or her most productive technique through repetitive use of the Putterball.

     Tom House Physical Fitness. In December of 1999 Interactive Marketing and Tom House signed a letter of intent to market Dr. House's fitness products. Tom House is a retired major-league pitcher who has a Ph.D. in

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psychology and he is an consultant, performance analyst and sports psychologist, and is a trainer of elite athletes. We anticipate that the Tom House Physical Fitness products will include training equipment that weighs less than one pound, training tapes and nutritional supplements which will provide body development necessary for a person's needs whether at home, the office or while traveling. We anticipate we will shoot the Tom House infomercial during the first quarter of 2000. The nutritional supplements have been formulated and we anticipate they will be available in the last quarter of 2000. We hope to create a continuity package with Tom House where the customer can call an "800" number and receive answers for any questions regarding the fitness products.

     EFL Fishing Lure. The EFL Fishing Lure is a patented latex plastic in the shape of a fish developed by actor, Chris Atkins (known for his performance in Blue Lagoon) and five motion picture special effects people. When the EFL Fishing Lure is put over a crank bait the bait feels like a fish and moves like a fish. Chris Atkins will be the spokesman for the EFL Fishing Lure and we anticipate using many of the recognized pro fishermen along with celebrities that love to fish as spokespersons. We intend to produce a 30 minute infomercial and will begin production of the product in foreign countries. We have created a logo and we plan to use a retail package consisting of a unique type of tackle box with several types of baits and hooks. We expect the retail price to be $39.95

Trademarks, License and Intellectual Property

     We rely upon a combination of licenses, confidentiality agreements and other contractual covenants to establish and protect development and marketing rights for our products. We have assigned our exclusive license to manufacture and or produce, advertise, promote, market or sell worldwide The Plumber's Secret to the Plumber's Secret L.L.C. We are currently seeking trademark protection for The Plumbers Secret. We consider trademark protection to be very important to brand name recognition and independent distributor and consumer loyalty to our business. We intend to register our important trademarks in the United States.

     Our ability to compete effectively will depend in part on our ability to maintain exclusive licensing and the aggressive continued development of our products. We can not assure that our competitors will not independently develop or obtain products that are substantially equivalent or superior to our products.

Government Regulations

     Various aspects of our business are subject to regulation and ongoing review by a variety of federal, state, local and foreign government agencies, including the Federal Trade Commission ("FTC"), the United States Post Office, the Consumer Products Safety Commission ("CPSC"), the Federal Communications Commission, ("FCC"), various States' Attorneys General and other state, local and foreign consumer protection and health agencies. The statutes, rules and regulations applicable to our operations and to our product are numerous, complex and subject to change. Our international business, when developed, will be subject to the laws and regulations in the countries in which we sell our products including, but not limited to, the various consumer and health protection laws and regulations in that country where we market our product.

     If any significant actions are brought against us or any of our subsidiaries in connection with a breach of such laws or regulations, including the imposition of fines or other penalties, or against one of the entities through which we obtain a significant portion of our media exposure, we could be materially and adversely affected. There can be no assurance that changes in the laws and regulations of any state or country which forms a significant portion of our market will not adversely affect our business or results of operations.

     We collect and remit sales tax in the states where we have a physical presence, however, certain states in which our only activity is direct response television and Internet marketing have attempted to require direct marketers, such as Interactive Marketing, to collect and remit sales tax on sales to customers residing in such states. A 1995 United States Supreme Court decision held that Congress could legislate such a change. Thus far, Congress has taken no action to that effect. We are prepared to collect sales taxes for other states if laws are passed requiring such collection. We do not believe that a change in the laws requiring the collection of sales taxes will have a material adverse effect on our financial condition or results of operations.
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Employees

     Currently we employ six (6) individuals. We think we have good relations with our employees and none are subject to a collective bargaining agreement.


Reports to Security Holders.

     Interactive Marketing has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended ( the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders. Interested persons may visit our web site at www.shopimt.com.

Available Information.

     Copies of this Registration Statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549 and at the Pacific Regional Office of the SEC located at 5670 Wilshire Boulevard 11th Floor, Los Angeles, California 90036-3648. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


     ITEM 2: MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Overview

     Interactive Marketing provides comprehensive marketing services for proprietary consumer products in both the United States and worldwide. Operations commenced in August of 1999. Currently management plans to introduce in the near-term at least five different products which may generate significant revenues over the next three years. In addition, to date, management is in the initial stages of signing four additional products which could enhance our revenues.

     We have had no revenues for the fiscal year ended February 28, 1999. However, we have posted $577,490 in revenues for the nine month period ended November 30, 1999. We have had a short operating a history and history of operating losses, but management believes our product lines will provide a source of future revenues.

Reverse Merger Treatment

     In April of 1999 Shur De Cor, a blank check company, merged with Interactive New Jersey. Shur De Cor, the Nevada corporation, was the surviving entity following the merger. The reverse merger was completed pursuant to a stock-for-stock exchange of 12,404,000 shares of the Shur De Cor's common stock for 100% of the outstanding stock, 2,500 shares, of
Interactive New Jersey.   The merger was structured as a tax free
stock-for-stock exchange pursuant to Section 368 (a)(1) (B) of the Internal Revenue Code, as amended. For accounting purposes, the acquisition is being treated as an issuance of 6,202,000 shares by Interactive New Jersey for the $50,000 in assets of Shur De Cor.

Plan of Operations

     We did not post revenues for the fiscal years ended 1998 and 1997 and have experienced cumulative operating losses since our inception of approximately $700,000 through November 30, 1999, but we started

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generating revenues in August of 1999.  Management believes that our current cash balance at November 30, 1999, of $152,573, along with anticipated revenues, external debt and equity financing should be adequate to fund our projected operations and provide for our working capital needs over at least the next twelve months.

     We have monthly lease commitments for our office space of approximately $5,398. We have no plans to purchase significant equipment or other capital expenditures. In addition, in the next twelve months, we anticipate research and development costs for our new products to amount to approximately $7,500. Further, it is anticipated based upon projected revenues for the new products, our payroll costs will increase to approximately $150,000 due to employment of two to three additional employees.

     On March 16, 1999, the members of The Plumber's Secret L.L.C. agreed to amend the operating agreement. The members agreed that the initial capital contribution by both members would be approximately $100,000 each. IMT's Plumber has committed to lend The Plumber's Secret L.L.C. up to $150,000. IMT's Plumber will receive a preferred return on its capital contribution. Under a service agreement, $100,000 will be paid to Vila Enterprises for advertising and promoting the product in an infomercial. $100,000 in profits from The Plumber's Secret L.L.C. will be allocated to Vila Enterprises and then profits will be distributed to the members according to the terms of the first operating agreement.

     During fiscal year 1999 Interactive New Jersey was a private company developing a five year plan of products. It had entered into various agreements to market or purchase some of our current product lines. After our merger with Interactive New Jersey our management continued the development of our product lines. Management believes we now have sufficient products to maintain revenues. Our management is reviewing various product cost bids and is discussing with major retailers the selling of our products. We also intend to generate banner stream income from Internet advertisers. We plan to create a Web site that will become a movie channel with a weekly soap opera and will be a source of such banner stream income.

     We sustained a net loss from operations of $40,680 for the period from April 21, 1998 (date of inception) through February 28, 1999 compared to a net loss from operations of approximately $658,000 for the nine months of fiscal year 1999. To date, management has devoted its efforts primarily to developing its products, developing its business strategy and raising capital. We are unaware of any known trends, events or uncertainties that are reasonably likely to impact revenues from operations.

     We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following factors:

      * We may need additional financing in order to carry out our business plan and management cannot assure that we will be successful in obtaining such financing. Failure to obtain necessary financing could have a material adverse impact on our operations.

      * Sales from our products are unproven and yet to be tested in the retail environment.

      * We must obtain new products and customers at reasonable costs, retain customers and encourage repeat purchases.

      * We need to develop our customer base through multiple marketing channels, which include the following: (i) Development of an aggressive marketing campaign using a combination of online and traditional marketing: (ii) by entering into linking arrangements with other web sites; and (iii) using direct marketing techniques to target new and existing customers with personalized communications.

Seasonal Trends

     Our market is not seasonal because our products are marketed with a direct response television media blitz, which is not related to the seasonal variables.

                ITEM 3: DESCRIPTION OF PROPERTIES

     Our principal offices are located in Hollywood, California. The property is a six story office building made of brick and glass which is in good condition. We lease approximately 2,500 square feet which includes six offices, a conference room, kitchen and stock room. This property should be adequate for the immediate future. Our monthly rent begins at $5,398 and increases 1.966% over a five year period. This lease will expire in May of 2004.


        ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our outstanding common stock of; (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficial ownership of those shares. The percentage of beneficial ownership is based on 15,832,000 shares of common stock outstanding as of December 31, 1999

CERTAIN BENEFICIAL OWNERS

                                    Common Stock Beneficially Owned
                                    --------------------------------
Name and Address of              Number of Shares of
Beneficial Owners                   Common Stock        Percentage of Class
-------------------              -------------------    -------------------

Kall Group, Inc.                          2,500,000**               15.8%
44 Minebrook Road
Colts Neck, New Jersey 07722

                            MANAGEMENT


                                     Common Stock Beneficially Owned
                                     -------------------------------
Name and Address of              Number of Shares of
Beneficial Owners                  Common Stock         Percentage of Class
-------------------              -------------------    -------------------
Sandy Lang                            3,500,000               22.1%
3575 Cahuenga Boulevard West,
Suite 390
Hollywood, California 90680

Frank A.  Leo                         2,500,000**             15.8%
44 Minebrook Road
Colts Neck, New Jersey 07722

Johnny Bench                             50,000                  *
324 Bisops Bridge
Cincinnati, Ohio 45255

All executive officers and
 directors as a group                 6,050,000               38.2%

     *  Less than 1%
     ** Mr. Leo shares voting and investment power of the 2,500,000 common shares held by Kall Group, Inc.

ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our directors, executive officers and key employees, and their respective ages and positions are listed below. Biographical information for each of those persons is also presented below. Our executive officers are appointed by our Board of Directors and serve at its discretion. There are no familial relationships among or between any of our officers or directors.

Directors and Officers

Name                    Age          Position Held
-------                 -----        --------------

Sandy Lang                54          President, Chief Executive Officer,
                                      Director

Frank A.  Leo             55          Secretary and Chairman of the Board

John Bench                51          Director

Sandy Lang. Mr. Lang became President and C.O.O. of Interactive New Jersey in 1998. He continues as President of Interactive Marketing, but resigned as the C.O.O. and was appointed C.E.O. in October of 1999. Mr. Lang has over 25 years of experience in creative media production. From June 1995 until April 1999 he was Chairman of The Board of The Secret, Inc., a company involved in marketing a golf training program. He served as president of domestic sales for Epic Films from August 1989 to June of 1995. He has been involved with syndicated television shows and feature films, televised game shows and computer graphics for television stations.

Frank Leo. Mr. Leo served as Chairman of the Board and C.E.O. of Interactive New Jersey beginning in April of 1998. He was appointed Secretary of Interactive Marketing in April 1999, and then resigned as C.E.O. and was appointed Chairman of the Board in October 1999. From 1995 to 1998 his primary income came from personal investments. From 1991 to 1995 he was Vice President and an executive consultant of Wallace Computer Services. He was the founder of MGI/Colorforms which provided specialty printing and business forms. He attended Pace University in New York, New York.

John Bench. Mr. Bench was appointed as our Director in April of 1999. During the past five years he has derived the majority of his income from his notoriety as a Hall of Fame baseball player. He also has worked in radio and television broadcasting related to baseball. During 1997 he was the owner and C.E.O. of Johnny Bench Golf, Inc., which manufactured and distributed golf equipment.


                  ITEM 6: EXECUTIVE COMPENSATION

     The following table shows compensation of our executive officers for our fiscal year 1999.


                    SUMMARY COMPENSATION TABLE

                                                 Annual Compensation
                                              -------------------------------
Name and Principal Position                Salary ($)      Bonus       Other
---------------------------               --------------  ---------- ---------
Sandy Lang                      1999      $    50,000     $    0     $   0
President, CEO


Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

Employment Contracts

     During fiscal year 1999 we did not enter into formal written employment agreements with our officers and directors.


      ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following information summarizes certain transactions either we engaged in during the past two years or we propose to engage in involving our executive officers, directors, 5% stockholders or immediate family members of such persons:

     Frank Leo, our director and Secretary has provided an aggregate of $194,240 in cash or in property for or on behalf of Interactive Jew Jersey.
He paid legal fees totaling $14,680 and research and development costs of $18,000 incurred between October 1, 1997 and June 30, 1998 in connection with the formation of Interactive New Jersey including the licensing agreements, and applications for patents and trademarks for the product. In January 1999,
he advanced $5,000 to us for working capital purposes.   He paid total
licensing fees of $20,000 for the product, The Plumbers Secret, in June and July of 1998. These payments were treated as a capital contribution. He also remitted his acquisition of the title and interest in the mailing list of past, current, and future names whereby his basis of $136,560 was treated as a capital contribution.

     On November 30, 1999 Messrs. Lang and Leo, our officers and directors, returned 2,177,000 and 3,177,000 common shares, respectively, to the corporate treasury.


                ITEM 8: DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 60,000,000 shares of common stock, par value $.001, of which 15,832,000 were issued and outstanding as of December 31, 1999. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record of all matters submitted to a vote of the stockholders,
(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and
(iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.

Preferred Stock

     We have not authorized preferred stock.


                             PART II

                 ITEM 1: MARKET FOR COMMON EQUITY
                 AND RELATED STOCKHOLDER MATTERS

     Our common stock is traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "IAMK". The following table represents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each fiscal quarter for the last two fiscal years ending February 28, 1999 and the interim period ended November 30, 1999. There was no trading activity prior to April 1999. Such quotations represent prices between dealers and my not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

     Quarter Ended               High               Low
     -------------              -------           ---------
     May 31, 1999               $ 7.875            $ 0.0625
     August 31, 1999              4.0625             2.00
     November 30, 1999            2.6875             0.75

     We have approximately 43 stockholders of record as of November 30, 1999. On March 17, 1999, we effected a 2-for-1 forward split of our outstanding common shares. The discussions in this registration statement regarding our common shares reflect the forward stock split.

Dividends

     We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

OTC Bulletin Board Eligibility Rule

     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rule 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The rule requires that the SEC come to a position of no further comment regarding the registration statement before a company is considered compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in-date of April 5, 2000. According to the rules, if we are not in compliance at our phase-in-date our common stock will be removed from the OTC Bulletin Board. If our listing is removed from the OTC Bulletin Board we intend to move our listing to the National Quotation Bureau's Pink Sheets. This move to the "pink sheets" may adversely affect the market, if any, in our stock.


                    ITEM 2: LEGAL PROCEEDINGS

     We are not a party to any legal proceedings or threatened proceedings as of the date of this filing.


      ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Pursuant to the merger agreement, we continue to employ the accounting survivor, Interactive New Jersey's principal independent accountant, Moore Stephens, P.C. located in Cranford, New Jersey. For the past two fiscal years we have not had any disagreements regarding accounting practices, financial statement disclosure, or auditing scope or procedure with our former independent accountant, Crouch, Bierwolf and Chisholm, located in Salt Lake City, Utah; nor have their reports contained an adverse opinion or disclaimer of opinion.


         ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities we have sold within the past three fiscal years without registration:

     On December 22, 1998, we issued 60,000 pre-forward shares of common stock, valued at $600, to James Glavas, our then President, services rendered on our behalf. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On January 26, 1999, we issued 50,000 pre-forward shares of common stock, valued at $500, to Principal Holdings, Inc. for investment banking services rendered on our behalf. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On February 15, 1999, pursuant to Rule 504, we offered 2,000,000 shares
of common stock for an aggregate offering price of $50,000.   Sixteen (16)
investors purchased 2,000,000 common shares for the $50,000 aggregate offering price No underwriting discounts or commissions were paid for this offering.

     On April 13, 1999 we sold 285,000 common shares for $949,050 to Stratus Investco S.A. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On November 1, 1999 we sold 295,000 common shares to Finks Consultancy Limited for $245,000. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On November 19, 1999 we issued 2,000,000 common shares to Planet Entertainment Corporation to acquire 5,000 master audio recordings valued at $1,600,000. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     In each of the private transactions above, we believe that each purchaser
(i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting its transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


        ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director and officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 78.751 the corporation must indemnify a director, officer employee or agent of the corporation who is successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at the request of the corporation as an officer or director of the corporation. The corporation may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is an director or officer of the corporation. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, the best interests of the corporation. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful.


                             PART F/S

INDEX TO FINANCIAL STATEMENTS

Interactive Marketing Consolidated Financial Statements November 30, 1999 (unaudited) and February 28, 1999 from inception, April 21, 1998.

Financial Statements of The Plumber's Secret L.L.C., November 30, 1999
(unaudited)

Shur De Cor, Inc. Financial Statements February 28, 1999, December 31, 1998 and 1997.

INTERACTIVE MARKETING TECHNOLOGY, INC.
__________________________________________________________________

INDEX TO FINANCIAL STATEMENTS
__________________________________________________________________



Interactive Marketing Technology, Inc.:

   Report of Independent Auditors..........................................1

   Consolidated Balance Sheets as of November 30, 1999
    [Unaudited] and February 28, 1999......................................2

   Consolidated Statements of Operations for the period
    March 1, 1999 through  November 30, 1999 [Unaudited],
    for the period April 21, 1998 [date of inception]
    through February 28, 1999, and for the period April 21, 1998
    [date of inception] through November 30, 1999 [Unaudited]..............3

   Consolidated Statements of Stockholder's Equity for
    the period March 1, 1999 through November 30, 1999
    [Unaudited], for the period April 21, 1998 [date of
    inception] through February 28, 1999, and for the period
    April 21, 1998 [date of inception] through
    November 30, 1999 [Unaudited]..........................................4

   Consolidated Statements of Cash Flows for the period
    March 1, 1999 through  November 30, 1999 [Unaudited],
    for the period April 21, 1998 [date of inception] through
    February 28, 1999, and for the period April 21, 1998
    [date of inception] through November 30, 1999 [Unaudited]..............5

    Notes to Consolidated Statements.....................................6-9

The Plumber's Secret, L.L.C.:

   Balance Sheet as of November 30, 1999 [Unaudited]   ...................10

   Statement of Operations for the period February 4, 1999 through
    November 30, 1999 [Unaudited].........................................11

   Notes to Financial Statements..........................................12

                  REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders
Interactive Marketing Technology, Inc.


    We have audited the accompanying consolidated balance sheet of Interactive Marketing Technology, Inc. [a development stage company] as of February 28, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from April 21, 1998 [date of inception] through February 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interactive Marketing Technology, Inc. [a development stage company] as of February 28, 1999, and the results of their operations and their cash flows for the period from April 21, 1998 [date of inception] through February 28, 1999, in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that Interactive Marketing Technology, Inc. will continue as a going concern. As discussed in Note 8 to the consolidated financial statements, Interactive Marketing Technology, Inc. suffered a net loss of $40,680 for the period April 21, 1998 through February 28, 1999 and had an insufficient cash balance at February 28, 1999 for future operations that raise substantial doubt about Interactive Marketing Technology, Inc.'s ability to continue as a going concern. Management's plans in regard to these matters are described in
Note 8. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


         /s/ Moore Stephens, P.C.

         MOORE STEPHENS, P.C.
         Certified Public Accountants.



Cranford, New Jersey
March 16, 1999

INTERACTIVE MARKETING TECHNOLOGY, INC.
[A DEVELOPMENT STAGE COMPANY]
_________________________________________________________________________

CONSOLIDATED BALANCE SHEETS
_________________________________________________________________________

                                                 November 30,  February 28,
                                                     1999         1999
                                                ------------- -------------
                                                 [Unaudited]
Assets:
Current Assets:
   Cash and Cash Equivalents                    $    152,573  $      5,250
   Accounts Receivable                               352,800             -
   Inventory                                         198,400             -
   Prepaid Expenses                                   24,899             -
   Supplies                                           15,612             -
                                                ------------- -------------

   Total Current Assets                              744,284         5,250
                                                ------------- -------------

Fixed Assets [Net of Depreciation of $5,975]          82,402             -
                                                ------------- -------------
Other Assets:
   Masters                                         1,600,000             -
   Licensing Fees                                     20,000        20,000
   Customer List [Net of Amortization of $7,952]     128,608       136,560
   Security Deposits                                  10,899             -
   Patents                                            15,000             -
                                                ------------- -------------

   Total Other Assets                              1,774,507       156,560
                                                ------------- -------------

   Total Assets                                 $  2,601,193  $    161,810
                                                ============= =============

Liabilities and Stockholders' Equity:
Current Liabilities:
   Accounts Payable                             $    263,325  $      8,000
   Due to Stockholder                                      -         5,000
   Accrued Interest Payable                            3,125             -
                                                ------------- -------------

   Total Current Liabilities                         266,450        13,000
                                                ------------- -------------

Notes Payable - Long-Term                             50,000             -
                                                ------------- -------------
Stockholders' Equity:
   Common Stock, Par $.001, 60,000,000 Shares
    Authorized, 15,832,000 and 7,050,000 Shares
    Outstanding at November 30, 1999 and
    February 28, 1999, Respectively                   21,186        12,404

   Paid-in Capital                                 7,362,354     4,577,086

   Deficit Accumulated During the Development
    Stage                                           (698,797)      (40,680)

   Treasury Stock - 5,354,000 Shares Common
    Stock at  Fair Value [12C]                    (4,400,000)   (4,400,000)
                                                ------------- -------------

   Total Stockholders' Equity                      2,284,743       148,810
                                                ------------- -------------
   Total Liabilities and Stockholders' Equity   $  2,601,193  $    161,810
                                                ============= =============

See Notes to Consolidated Financial Statements.

INTERACTIVE MARKETING TECHNOLOGY, INC.
[A DEVELOPMENT STAGE COMPANY]
_________________________________________________________________________

CONSOLIDATED STATEMENTS OF OPERATIONS
_________________________________________________________________________



                                                For the Period  For the Period
                                                April 21,1998   April 21,1998
                                 For the Period [Date of        [Date of
                                 March 1, 1999  Inception]      Inception]
                                 through        through         through
                                 November 30,   February 28,    November 30,
                                 1999           1999            1999
                                 -------------- --------------- --------------
                                 [Unaudited]                    [Unaudited]

Revenues                          $     577,490  $           -  $     577,490
                                 -------------- --------------- --------------
Costs and Expenses:
   Cost of Revenues                     523,492              -        523,492
   Payroll and Related Costs            285,842              -        285,842
   Advertising                           98,522              -         98,522
   Consulting Fees                       33,332              -         33,332
   General and Administrative Costs      81,013              -         81,013
   Travel and Entertainment             112,850              -        112,850
   Corporate Taxes and Filing Fees       11,439              -         11,439
   Legal and Professional                72,065         22,680         94,745
   Research and Development Costs             -         18,000         18,000
   Depreciation and Amortization         13,927              -         13,927
   Interest Expense                       3,125              -          3,125
                                  -------------- --------------- -------------

   Total Costs and Expenses           1,235,607         40,680      1,276,287
                                  -------------- --------------- -------------

   Loss from Operations                (658,117)       (40,680)      (698,797)
                                  -------------- --------------- -------------

   Net [Loss]                     $    (658,117) $     (40,680) $    (698,797)
                                  ============== =============== =============

   Net [Loss] Per Share           $        (.05) $        (.01)
                                  ============== ===============
   Weighted Average Number of
      Shares Outstanding             13,617,001      7,050,000
                                  ============== ===============



See Notes to Consolidated Financial Statements.

INTERACTIVE MARKETING TECHNOLOGY, INC.
[A DEVELOPMENT STAGE COMPANY]
___________________________________________________________________________

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
___________________________________________________________________________


                                                                           Deficit
                                                                          Accumulated
                                                                          During the                    Total
                                          Common Stock         Paid-in    Development   Treasury     Stockholders'
                                    Shares        Amount      Capital       Stage       Stock           Equity
                                 ------------- ----------- ------------- ------------- ------------ ----------------
Shares Issued to Founders               2,500  $      250  $          -  $          -  $         -  $           250

Issuance of Common Stock
   in Share Exchange [9B]          12,404,000      12,404       (12,404)            -            -                -

Additional Contributions -
   April 21, 1998 through
   February 28, 1999                        -           -       189,240             -            -          189,240

Recapitalization Adjustment[9B]        (2,500)       (250)          250             -            -                -

Net [Loss] for the period
   April 21, 1998 through
   February 28, 1999                        -           -             -       (40,680)           -          (40,680)

Shares Returned by Two Officers
   in November 1999 [12C]          (5,354,000)          -     4,400,000             -   (4,400,000)               -
                                 ------------- ----------- ------------- ------------- ------------ ----------------
   Balance at
      February 28, 1999             7,050,000      12,404     4,577,086       (40,680)  (4,400,000)         148,810

Acquired Equity of
    Shur De Cor [9B]                6,202,000       6,202        (6,202)            -            -                -

Issuance of Common Stock in
   April 1999 [12D]                   285,000         285       948,765             -            -          949,050

Issuance of Common Stock in
   November 1999 [12A]                295,000         295       244,705             -            -          245,000

Issuance of Common Stock in
   November 1999 for Acquisition
   of Masters [12B]                 2,000,000       2,000     1,598,000             -            -        1,600,000

Net [Loss] for the period
   March 1, 1999 through
   November 30, 1999 [Unaudited]           -            -             -      (658,117)           -         (658,117)
                                 ------------- ----------- ------------- ------------- ------------ ----------------
    Balance at November 30,
      1999 [Unaudited]             15,832,000  $   21,186  $  7,362,354  $   (698,797) $(4,400,000) $     2,284,743
                                 ============= =========== ============= ============= ============ ================


See Notes to Consolidated Financial Statements.

                                       4

[CAPTION]


INTERACTIVE MARKETING TECHNOLOGY, INC.
[A DEVELOPMENT STAGE COMPANY]
________________________________________________________________________

CONSOLIDATED STATEMENTS OF CASH FLOWS
________________________________________________________________________

                                                           For the Period For the Period
                                                           April 21,1998  April 21,1998
                                            For the Period [Date of       [Date of
                                            March 1, 1999  Inception]     Inception]
                                            through        through        through
                                            November 30,   February 28,   November 30,
                                            1999           1999           1999
                                            -------------- -------------- --------------
                                            [Unaudited]                   [Unaudited]
Operating Activities:
   Net [Loss]                               $    (658,117) $     (40,680) $    (698,797)
   Adjustments to Reconcile Net [Loss]
    to Net Cash [Used for] Operating
    Activities:
      Depreciation and Amortization                13,927              -         13,927
      Legal Fees                                        -         14,680         14,680
      Research and Development                          -         18,000         18,000
      Prepaid Expenses and Miscellaneous
         Receivable                               (40,511)             -        (40,511)
      Accounts Payable                            255,325          8,000        263,325
      Accrued Interest Payable                      3,125              -          3,125
      Security Deposits                           (10,899)             -        (10,899)
      Accounts Receivable                        (352,800)             -       (352,800)
      Inventory                                  (198,400)             -       (198,400)
                                            -------------- -------------- --------------
   Net Cash - Operating Activities               (988,350)             -       (988,350)
                                            -------------- -------------- --------------
Investing Activities:
   Patents                                        (15,000)             -        (15,000)
   Fixed Assets                                   (88,377)             -        (88,377)
                                            -------------- -------------- --------------
   Net Cash - Investing Activities               (103,377)             -       (103,377)
                                            -------------- -------------- --------------
Financing Activities:
   Proceeds from Common Stock                   1,194,050            250      1,194,300
   Advances from Stockholder                       (5,000)         5,000              -
   Proceeds from Note Payable                      50,000              -         50,000
                                            -------------- -------------- --------------
   Net Cash - Financing Activities              1,239,050          5,250      1,244,300
                                            -------------- -------------- --------------

   Net Increase in Cash and Cash Equivalents      147,323          5,250        152,573

Cash and Cash Equivalents -
   Beginning of Periods                             5,250              -              -
                                            -------------- -------------- --------------
   Cash and Cash Equivalents - End of
      Periods                               $     152,573  $       5,250  $     152,573
                                            ============== ============== ==============


Supplemental Disclosures of Cash Flow Information:
   Cash paid during the periods for:
      Interest                              $           -  $           -  $           -
      Income Taxes                          $           -  $           -  $           -


Supplementary information on Non-Cash Investing and Financing Activities:
   During 1998, a stockholder paid a total of $189,240 on behalf of the Company for:
      Legal Fees                                           $      14,680
      Research and Development Costs                              18,000
      Licensing Fees                                              20,000
      Customer Lists                                             136,560
                                                           --------------
                                                           $     189,240
                                                           ==============
See Notes to Consolidated Financial Statements.

                                     5

INTERACTIVE MARKETING TECHNOLOGY, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Information as of and for the Period March 1, 1999 through November 30, 1999 is Unaudited]
___________________________________________________________________________


[1] Nature of Operations

Interactive Marketing Technology, Inc. ["IMT"] was formed on April 21, 1998, under the laws of the State of New Jersey, however, operations have not yet commenced. The Company's wholly-owned subsidiary is IMT's Plumber, Inc., which was formed February 4, 1999 [See Note 3]. The Company's principal business activity is to produce, market, and sell throughout the world a licensed product called the Plumbers Secret [the "product"] [See Note 3]. The Company commenced selling the product in August of 1999 and will begin introducing new products in January of 2000.

[2] Summary of Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents. At February 28, 1999 and November 30, 1999, the Company did not have any cash equivalents.

Research and Development Costs - The Company expenses research and development costs as incurred. For the period ended February 28, 1999 research and development costs totaled $18,000 for proprietary formulation.

Net [Loss] Per Share - Net [loss] per share is based on the weighted average number of shares outstanding, reflecting the shares issued in the transaction [See Note 9B] and the shares reacquired and reflected in treasury stock [See
Note 12C] as outstanding for all periods presented. FASB issued SFAS No. 128, "Earnings Per Share," in February 1997. SFAS No. 128 simplifies the earnings per share ["EPS"] calculations required by Accounting Principles Board ["APB"] Opinion No. 15, and related interpretations, by replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of an entity, similar to the fully diluted EPS of APB Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. The Company adopted SFAS No. 128. Basic EPS is based on average common shares outstanding and diluted EPS include the effects of potential common stock, such as, options and warrants, if dilutive. As of February 28, 1999, the Company had no potentially dilutive securities that would be included in the computation of diluted earnings per share. Such dilutive securities if issued could dilute EPS in future years.

Licensing Fees and Customer Lists - Amortization of intangible assets will begin when operations commence and be over five years using the straight-line method.

Fixed Assets - Depreciation began in August of 1999 under the straight-line method over five years.

INTERACTIVE MARKETING TECHNOLOGY, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #2
[Information as of and for the Period March 1, 1999 through November 30, 1999 is Unaudited]
___________________________________________________________________________

[2] Summary of Significant Accounting Policies [Continued]

Impairment - Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ["SFAS"] No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations [undiscounted and without interest charges]. If impairment is deemed to exist, the assets will be written down to fair value. Management also reevaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of February 28, 1999, management expects these assets to be fully recoverable.

[3] Operating Agreement

The Company's subsidiary, IMT's Plumber, Inc., entered into an operating agreement in February of 1999 whereby it has a 50.01% interest in the Plumber's Secret, LLC and all day-to-day management decisions of the operating entity are to be made by IMT. IMT shall be entitled to 10% of "net cash flow" as defined as a management fee. IMT, as licensor, has assigned to the limited liability company a licensing agreement with A2000 USA, Inc. [See Notes 4 and 5]. The other limited liability partner has the right to abandon its interest if sales from the product are less than $2,000,000 subsequent to the first year that the infomercial airs on the product [See Note 9A]

[4] Related Party Transactions

[A] Legal fees totaling $14,680 and research and development costs of $18,000 were incurred between October 1, 1997 and June 30, 1998 in connection with the formation of the business, the licensing agreements, and applications for patents and trademarks for the product. These costs were paid for by a stockholder of the Company and were treated as a capital contribution.

[B] A stockholder of the Company paid total licensing fees for the product, "Plumbers Secret", of $20,000 in June and July of 1998. These payments were treated as a capital contribution [See Note 5].

[C] A stockholder of the Company remitted his acquisition of the title and interest in the mailing list of past, current, and future names whereby his basis of $136,560 was treated as a capital contribution.

[D] In January 1999, a stockholder advanced $5,000 to the Company for working capital purposes.

[5] Licensing Agreement

In June 1998, the Company entered into a licensing agreement for the exclusive right to manufacture and or produce, advertise, promote, market or sell worldwide the product for a royalty per unit for a period of one year. Upon execution of agreement, $20,000 was paid to the licensor. An additional $30,000 is to be paid upon successful test marketing that will be utilized as a credit to future royalties due the licensor for products sold by the Company.

[6] Equity and Debt Financing

[A] IMT was authorized to issue 2,500 shares of common stock at no par value. At February 28, 1999, there were 2,500 shares of common stock issued and outstanding to the founders and there were no options or warrants outstanding. The stock subscription receivable of $250 was paid in February of 1999. The 2,500 shares were exchanged for 12,404,000 shares of common stock of Shur De Cor pursuant to the Share Exchange Agreement dated March 15, 1999 [See Note 9B].

INTERACTIVE MARKETING TECHNOLOGY, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #3
[Information as of and for the Period March 1, 1999 through November 30, 1999 is Unaudited]
____________________________________________________________________________

[7] Significant Risks and Uncertainties

[A] Concentrations of Credit Risk - Cash - Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash.

The Company places its cash with high credit quality institutions and is subject to credit risk to the extent it exceeds federally insured limits. At February 28, 1999, the Company has no cash subject to such risk. The Company does not require collateral or other security to support financial instruments subject to credit risk.

[8] Going Concern

The accompany financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern and realization of assets and settlement of liabilities and commitments in the normal course of business.

The Company has not recorded any revenues through February 28, 1999. The inability of the Company to generate cash from operations, considering currently available funds, creates an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is exploring equity financing. The continuation of the Company as a going concern is dependent upon the success of these plans.

There can be no assurances that management's plans to reduce operating losses and to obtain additional financing to fund operations will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

[9]  Subsequent Events

[A] Amended Operating Agreement - On March 16, 1999, the Company entered into an amendment of the operating agreement for the limited liability company [See
Note 3]. The initial capital contribution by both members will be approximately $100,000 each. IMT will commit to lending the limited liability company up to $150,000. IMT will receive a preferred return on its capital contribution. Under a service agreement, $100,000 will be paid to the other limited liability member [Vila Enterprises, LLC] for advertising and promoting the product in an infomercial. In addition, the first $100,000 in profits from the limited liability company will be allocated to Vila Enterprises and then profits will be distributed to the members according to the terms of the first agreement.

[B] Share Exchange Agreement - On March 15, 1999, the Company ["IMT"] entered into a share exchange agreement with Shur De Cor, Inc. whereby 100% of the Company's common stock, or 2,500 shares, were exchanged for 12,404,000 shares of common stock of Shur De Cor, Inc. For accounting purposes, the acquisition is being treated as an issuance of shares for cash by the Company, with the Company as the acquirer. Shares of 12,404,000 issued in the acquisition are shown as outstanding for all periods presented in these financial statements in the same manner as for a stock split. The acquired equity of Shur De Cor, Inc. is included in the Company's financial statements at the date of acquisition. Pro forma information on this transaction is not presented as, at the date of this transaction, Shur De Cor, Inc. was considered a public shell and accordingly, the transaction will not be considered a business combination. On March 24, 1999, Shur De Cor, Inc. changed its name to Interactive Marketing Technology, Inc. and increase its authorized capital stock from 20,000,000 to 60,000,000 common shares.

INTERACTIVE MARKETING TECHNOLOGY, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #4
[Information as of and for the Period March 1, 1999 through November 30, 1999 is Unaudited]
_____________________________________________________________________________

[10] New Authoritative Accounting Pronouncements

The Financial Accounting Standard Board ["FASB"] has issued Statement of Financial Accounting Standards No. 133 ["SFAS No. 133"], "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it its designated, for example, gain or losses related to changes in the fair value of a derivative not designated as a hedging instrument is recognized in earnings in the period of the change, while certain types of hedges may be initially reported as a component of other comprehensive income [outside earnings] until the consummation of the underlying transaction.

SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all of the provisions of SFAS No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods.

The Company does not currently have any derivative instruments and is not currently engaged in any hedging activities.

[11] Unaudited Interim Statements

The financial statements as of November 30, 1999 and for the nine months ended November 30, 1999 are unaudited; however in the opinion of management all adjustments [consisting solely of normal recurring adjustments] necessary to make the interim financial statements not misleading have been made. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

[12] Subsequent Events [Unaudited]

[A] Equity Financing - In November of 1999, the Company received proceeds of $245,000 for the issuance of 295,000 shares of the Company's common stock.

[B] Acquisition of Master Recordings - In November of 1999, the Company purchased 5,000 master audio recordings from an unrelated entity by the issuance of 2,000,000 shares of the Company's common stock valued at $1,600,000.

[C] Treasury Stock - In November of 1999, two of the Company's officers and directors returned a total of 5,354,000 shares of the Company's common stock for no compensation. The Company recorded this transaction at estimated fair value of approximately $4,400,000 based upon the issuance of 295,000 shares of common stock at approximately $.83 per share in November 1999 [See Note 12A]. The effect of this transaction has been reflected retroactively in the financial statements for all periods presented.

[D] Equity Financing - In April of 1999, the Company received total proceeds of $949,050 from the sale of 285,000 shares of common stock from two foreign investors.

[E] Debt Financing - In April 1999, the Company received note proceeds of $50,000 from a stockholder. The note is due April 2001 with interest at 10% per annum.

THE PLUMBER'S SECRET, L.L.C.
_________________________________________________________________________

BALANCE SHEET AS OF NOVEMBER 30, 1999.
[UNAUDITED]
_________________________________________________________________________


Assets:
Current Assets:
   Cash                                 $      8,578
   Accounts Receivable                       352,800
   Inventory                                 198,400
   Loan Receivable - Member                  150,000
   Other Current Assets                       14,305
                                        ------------
   Total Current Assets                      724,083
                                        ------------

Molds - Net                                   48,548
                                        ------------
Non-Current Assets:
   Licensing Fees                             20,000
   Patents                                    15,000
   Security Deposit                            5,500
                                        ------------
   Total Non-Current Assets                   40,500
                                        ------------
   Total Assets                         $    813,131
                                        ============

Liabilities and Members' [Deficit] Accumulated During the Development Stage:
Current Liabilities:
   Accounts Payable                     $    200,356
   Loan Payable - Member                     150,000
   Due to IMT                                492,290
                                        ------------
   Total Current Liabilities                 842,646
                                        ------------
Members' Equity [Deficit]:
   Capital Contribution                      200,000

   Member's Deficit Accumulated During
    the Development Stage                   (229,515)
                                        ------------
   Total Members' [Deficit] Accumulated
    During the Development Stage             (29,515)
                                        ------------
   Total Liabilities and Members'
    [Deficit] Accumulated During the
     Development Stage                  $    813,131
                                        ============


See Notes to Financial Statements.

THE PLUMBER'S SECRET, L.L.C.
_________________________________________________________________________

STATEMENT OF OPERATIONS FOR THE PERIOD FEBRUARY 4, 1999 THROUGH
NOVEMBER 30, 1999.
[UNAUDITED]
_________________________________________________________________________



Revenues                                 $      556,489
                                         --------------
Costs and Expenses:
   Cost of Revenues                             458,281
   Travel and Entertainment                     101,644
   Payroll and Related Costs                    143,247
   Depreciation                                   3,952
   Office Expense                                10,641
   Advertising                                   51,099
   Insurance                                     12,440
   Professional Fees                              4,700
                                         --------------
   Total Costs and Expenses                     786,004
                                         --------------
   Loss from Operations                        (229,515)
                                         --------------
   Net [Loss]                            $     (229,515)
                                         ==============

See Notes to Financial Statements.

THE PLUMBER'S SECRET, L.L.C.
NOTES TO FINANCIAL STATEMENTS
[UNAUDITED]
_____________________________________________________________________________

On February 4, 1999, the Plumber's Secret, L.L.C. [the "Company"] was formed as a limited liability company in the State of New Jersey.

On March 16, 1999, the Company entered into an operating agreement whereby both members of the limited liability company agreed to an initial capital contribution of approximately $100,000 each. The one limited liability manager, committed to lend the Company up to $150,000, which was paid in July of 1999, and will receive a preferred return on its initial capital contribution of $100,020. Under a service agreement, $100,000 will be paid to the other limited liability member for advertising and promoting the product in an infomercial. Distribution of cash from operations will be distributed to the members according to the terms of the operating agreement.

The Company intends to produce, market and sell throughout the world the Surge Plunge 2000 [the "Product"]. The Company commenced revenues in August of 1999.

Interactive Marketing Technology, Inc. ["IMT"] entered into a licensing agreement with a licensor and assigned this license agreement, which cost IMT $20,000 upon execution of the agreement, to the Company. In addition, the Company will pay a royalty per unit for a period of one year for products sold to the licensor.

                        Shur De Cor, Inc.

                       Financial Statements

          February 28, 1999, December 31, 1998 and 1997

     C O N T E N T S


Independent Auditors' Report..............................3

Balance Sheets .......................................... 4

Statements of Operations ................................ 5

Statements of Stockholders' Equity....................... 6

Statements of Cash Flows ................................ 8

Notes to the Financial Statements ........................9

                   CROUCH,  BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101
                      Office (801) 363-1175
                        Fax (801) 363-0615



                   INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Shur De Cor, Inc.

We have audited the accompanying balance sheets of Shur De Cor, Inc. (a development stage company) as of February 28, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the two months ended February 28, 1999 and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Shur De Cor, Inc. for the period ended December 31, 1997 and from inception at August 14, 1987 through June 30, 1998 were audited by other auditors whose report dated August 8, 1998, expressed an unqualified opinion on these statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shur De Cor, Inc. (a development stage company) as of February 28, 1999 and December 31, 1998 and the results of its operations and cash flows for the two months ended February 28, 1999 and for the year ended December 31, 1998 and from inception on August 14, 1987 through February 28, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
March 29, 1999

                        Shur De Cor, Inc.
                  (A Development Stage Company)
                          Balance Sheets



                              ASSETS
                              ------
                                                           December 31,
                                       February 28, --------------------------
                                          1999          1998          1997
                                      ------------- ------------ -------------
Cash (Note 1)                         $          -  $         -  $      2,495
Cash in Escrow (Note 5)                     50,000            -             -
                                      ------------- ------------ -------------
      TOTAL  ASSETS                   $     50,000  $         -  $      2,495
                                      ============= ============ =============


               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

CURRENT LIABILITIES

Accounts payable                      $          -  $         -  $          -
                                      ------------- ------------ -------------
      Total Liabilities                          -            -             -
                                      ------------- ------------ -------------
STOCKHOLDERS' EQUITY

Common stock, $.001 par value;
 20,000,000 shares authorized;
 3,101,000, 1,051,000 and 991,000
 shares issued and outstanding,
 respectively                                3,101        1,051           991

Additional paid-in capital                  51,960        3,510         2,970

Deficit Accumulated during the
  development stage                         (5,061)      (4,561)       (1,466)
                                      ------------- ------------ -------------
      Total Stockholders' Equity            50,000            -         2,495
                                      ------------- ------------ -------------
       TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY           $     50,000  $         -  $          -
                                      ============= ============ =============

The accompanying notes are an integral part of these financial statements

                        Shur De Cor, Inc.
                  (A Development Stage Company)
                     Statements of Operations


                          Two                                          From
                          months                                       Inception on
                          ended              For the Years Ended       August 14,1987
                          February 28,           December 31,          to February 28,
                          1999           1998       1997       1996    1999
                          ----------- ---------- ---------- ---------- --------------
REVENUES                  $        -  $       -  $       -  $       -  $           -
                          ----------- ---------- ---------- ---------- --------------
EXPENSES

  General & Administrative       500      3,095        205        495          5,061
                          ----------- ---------- ---------- ---------- --------------
     TOTAL EXPENSES              500      3,095        205        495          5,061
                          ----------- ---------- ---------- ---------- --------------
NET LOSS                  $     (500) $  (3,095) $    (205) $    (495) $      (5,061)
                          =========== ========== ========== ========== ==============
LOSS PER SHARE            $    (0.00) $   (0.00) $   (0.00) $   (0.00) $       (0.01)
                          =========== ========== ========== ========== ==============
WEIGHTED AVERAGE SHARES
 OUTSTANDING               1,527,724    992,484    991,000    991,000        786,950
                          =========== ========== ========== ========== ==============

The accompany notes are an integral part of these financial statements.

                               -5-

                        Shur De Cor, Inc.
                  (A Development Stage Company)
                Statements of Stockholders' Equity
   From Inception on August 14, 1987 through February 28, 1999

                                                                           Deficit
                                                                           Accumulated
                                               Common Stock     Additional During the
                                         ---------------------  Paid-in    Development
                                           Shares      Amount   Capital    Stage
                                         ------------ --------- ---------- -----------
Balance at inception on August 14, 1987            -  $      -  $       -  $        -

Issuance of common stock to directors
  for cash at $.004 per share                240,000       240        717           -

Issuance of common stock to investors
   for cash at $.004 per share               220,000       220        658           -

Net (loss) from inception to
  December 31, 1988                                -         -          -         (80)

Issuance of common stock to investors
 for cash at $.004 per share                 260,000       260        777           -

Issuance of common stock to directors
  for services at $.004 per share              1,000         1          3           -

Net (loss) for the year ended
   December 31, 1989                               -         -          -          (3)

Issuance of common stock to directors
  for services at $.004 per share              2,000         2          6           -

Net (loss) for the year ended
  December 31, 1990                                -         -          -         (86)

Net (loss) for the year ended
  December 31, 1991                                -         -          -           -

Issuance of common stock to directors
  for services at $.004 per share              4,000         4         16           -

Net (loss) for the year ended
  December 31, 1992                                -         -          -         (16)

Issuance of common stock to investors
 for cash at $.004 per share                 260,000       260        777           -

Issuance of common stock to directors
 for services at $.004 per share               4,000         4         16           -

Net (loss) for the year ended
  December 31, 1993                                -         -          -        (581)
                                         ------------ --------- ---------- -----------
Balance - December 31, 1993                  991,000       991      2,970        (766)

Net (loss) for the year ended
  December 31, 1994                                -         -          -           -
                                         ------------ --------- ---------- -----------
Balance - December 31, 1994                  991,000       991      2,970        (766)

Net (loss) for the year ended
  December 31, 1995                                -         -          -           -
                                         ------------ --------- ---------- -----------
Balance - December 31, 1995                  991,000       991      2,970        (766)

Net (loss) for the year ended
  December 31, 1996                                -         -          -        (495)
                                         ------------ --------- ---------- -----------
Balance - December 31, 1996                  991,000       991      2,970      (1,261)

Net (loss) for the year ended
  December 31, 1997                                -         -          -        (205)
                                         ------------ --------- ---------- -----------
Balance - December 31, 1997                  991,000       991      2,970      (1,466)

Issuance of common stock to
 directors for services at $.01
  per share                                   60,000        60        540           -

Net (loss) for the year ended
  December 31, 1998                                -         -          -      (3,095)
                                         ------------ --------- ---------- -----------
Balance - December 31, 1998                1,051,000     1,051      3,510      (4,561)

                           (continued)

The accompanying notes are an integral part of these financial statements.

                               -6-

                        Shur De Cor, Inc.
                  (A Development Stage Company)
                Statements of Stockholders' Equity
   From Inception on August 14, 1987 through February 28, 1999

                                                                           Deficit
                                                                           Accumulated
                                               Common Stock     Additional During the
                                         ---------------------  Paid-in    Development
                                           Shares      Amount   Capital    Stage
                                         ------------ --------- ---------- -----------
Balance - December 31, 1998                1,051,000  $  1,051  $   3,510  $   (4,561)

Issuance of common stock for services
 at $.01 per share                            50,000        50        450           -

Issuance of common stock to investors
  for  cash at $.025 per share             2,000,000     2,000     48,000           -

Net (loss) for the two month period
 ended February 28, 1999                           -         -          -        (500)
                                         ------------ --------- ---------- -----------
Balance - February 28, 1999                3,101,000  $  3,101  $  51,960  $   (5,061)
                                         ============ ========= ========== ===========


The accompanying notes are an integral part of these financial statements.

                               -7-


                        Shur De Cor, Inc.
                  (A Development Stage Company)
                     Statements of Cash Flows


                                                                                  From
                                                                                  Inception on
                                     For the two                                  August 14, 1987
                                     Months ended       For the Years Ended       Through
                                     February 28,           December 31,          February 28,
                                     1999            1998       1997       1996   1999
                                     ----------- ---------- ---------- ---------- --------------
Cash Flows From Operating Activities

  Net loss                           $     (500) $  (3,095) $    (205) $    (495) $       (5,061)
  Less non-cash items:
   Stock issued for services                500        600          -          -           1,152
                                     ----------- ---------- ---------- ---------- --------------
     Net Cash Provided (Used) by
      Operating Activities                    -     (2,495)      (205)      (495)         (3,909)
                                     ----------- ---------- ---------- ---------- --------------
Cash Flows from Investing Activities

     Net Cash Provided (Used) by
      Investing Activities                    -          -          -          -               -
                                     ----------- ---------- ---------- ---------- --------------

Cash Flows from Financing Activities

  Issuance of common stock               50,000          -          -          -          53,909
                                     ----------- ---------- ---------- ---------- --------------
   Net Cash Provided (Used) by
      Financing Activities                    -          -          -          -          53,909
                                     ----------- ---------- ---------- ---------- --------------
   Net Increase/(Decrease) in Cash       50,000     (2,495)      (205)      (495)              -
                                     ----------- ---------- ---------- ---------- --------------
Cash and Cash Equivalents at
 Beginning of Period                          -      2,495      2,700      3,195               -
                                     ----------- ---------- ---------- ---------- --------------
Cash and Cash Equivalents at
 End of Period                       $   50,000  $       -  $   2,495  $   2,700  $       50,000
                                     =========== ========== ========== ========== ==============

Supplemental Non-Cash Financing Transactions:

  Stock issued for services          $      500  $     600          -  $       -  $        1,152

Cash paid for:
  Interest                           $        -  $       -  $       -  $       -  $            -
  Income taxes                       $        -  $       -  $       -  $       -  $            -

The accompanying notes are an integral part of these financial statements.

                                    -8-

                        Shur De Cor, Inc.
                  (A Development Stage Company)
                Notes to the Financial Statements
          February 28, 1999, December 31, 1998 and 1997

NOTE 1 - Summary Of Significant Accounting Policies

   a.   Organization

      Shur De Cor, Inc. (the Company), was incorporated under the laws of the State of Nevada on August 14, 1987. The Company is currently seeking new business opportunities believed to hold a potential profit or to merge with an existing company. The Company has been inactive since its inception and is considered a development stage company.

   b.   Recognition of Revenue

      The Company recognizes income and expense on the accrual basis of accounting.

   c.   Earnings (Loss) Per Share

      The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

   d.   Cash and Cash Equivalents

      The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

   e.   Provision for Income Taxes

      No provision for income taxes have been recorded due to net operating loss carryforwards totaling approximately $5,061 that will be offset against future taxable income. These NOL carryforwards will begin to expire in the year 2003. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

      Deferred tax asset and the valuation account is as follows at February 28, 1999 December 31, 1998 and 1997:

                                   February 28,              December 31,
                                      1999              1998            1997
                                   -------------- -------------- -------------

   Deferred tax asset:
            NOL carryforward       $       1,721  $       1,551  $       499

            Valuation allowance           (1,721)        (1,551)        (499)
                                   -------------- -------------- ------------
                                   $           -  $           -  $         -
                                   ============== ============== ============

                        Shur De Cor, Inc.
                  (A Development Stage Company)
                Notes to the Financial Statements
          February 28, 1999, December 31, 1998 and 1997


NOTE 1 - Summary Of Significant Accounting Policies (continued)

   f.   Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Going Concern

      The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3 - Capitalization

      On February 19, 1988, the Company issued 240,000 shares of common stock to directors for $957 in cash.

      On October 28, 1988, the Company issued 220,000 shares of common stock to shareholders for $878 in cash.

      On October 27, 1989, the Company issued 1,000 shares of common stock to past directors for services rendered valued at $4 and 260,000 shares of common stock issued to shareholders for $1,037 in cash.

      On October 26, 1990, the Company issued 2,000 shares of common stock to past directors for services rendered, valued at $8.

      On October 30, 1992, the Company issued 4,000 shares of common stock to past directors for services rendered, valued at $20.

      On February 5, 1993, the Company issued 260,000 shares of common stock to shareholders for $1,037 in cash.

      On October 22, 1993, the Company issued 4,000 shares of common stock to past directors for services valued at $20.

                        Shur De Cor, Inc.
                  (A Development Stage Company)
                Notes to the Financial Statements
          February 28, 1999, December 31, 1998 and 1997

NOTE 3 - Capitalization (continued)

      On December 22, 1998, the Company issued 60,000 shares of common stock to directors for services valued at $600.

      On January 26, 1999, the Company issued 50,000 shares of common stock to individuals for services valued at $500.

      On February 15, 1999 the Company issued 2,000,000 shares of common stock to investors for cash of $50,000.

NOTE 4 - Development Stage Company

      The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

NOTE 5 - Cash in Escrow

      The Company received $50,000 in connection with a stock issuance in February 1999. The $50,000 is being held in an escrow account.

NOTE 6 - Subsequent Events

      In March, 1999, a 2 for 1 forward stock split was approved, and the Company entered into a share exchange agreement with Interactive Marketing Technology, Inc. (Interactive) whereby 12,404,000 shares of the Company's common stock were exchanged for all 2,500 shares of common stock of Interactive Marketing Technology, Inc. Subsequent to this reverse acquisition, the Company changed its name to Interactive Marketing Technology, Inc. and increased its authorized capital stock from 20,000,000 to 60,000,000 common shares.

      Interactive was formed on April 21, 1998 under the laws of the State of New Jersey and has not yet commenced operations. Interactive holds a license agreement for exclusive rights to manufacture, produce, advertise and sell a product called the Plumbers Secret.

                             PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit Number    Description
--------------    ------------

2.1               Articles of Incorporation of Shur De Cor, Inc., dated August
                  14, 1987.

2.2               Articles of Merger filed April 7, 1999.

2.3               Bylaws of Interactive Marketing

6 Lease Agreement between E.P. Investments and Interactive Marketing, dated May 10, 1999

8 Agreement and Plan of Merger between Interactive Marketing and Shur De Cor, Inc., dated March 24, 1999.

16                Letter of agreement from Crouch, Bierwolf & Chisholm, dated
                  January 13, 2000.

27                Financial Data Schedule
________________________


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who are duly authorized.

            1/4/00
     Date _________________.          INTERACTIVE MARKETING TECHNOLOGY, INC.


                                    /s/ Sandy Lang
                              By: __________________________________________
                                         Sandy Lang, President and CEO